Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes for the six-month periods ended December 31, 2023 and 2022 and the audited consolidated financial statements and accompanying notes for the year ended June 30, 2023 included in our annual report on Form 20-F (“2023 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2023. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. “We,” “us,” “our,” or the “Company” refers to Fitell Corporation and its subsidiaries, unless the context requires otherwise.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

These forward-looking statements are subject to a number of risks and uncertainties, including:

●	our dependence on macroeconomic conditions and consumer discretionary spending;

●	the intense competition in the gym and fitness equipment industry;

●	the impacts of the COVID-19 pandemic on our business and results of operations;

●	fluctuations in product costs and availability;

●	international risks and costs associated with our supply chain;

●	changes in consumer demand;

●	risks associated with operating our own online platform, including confidential consumer data;

●	reputational harms which could adversely impact our ability to attract and retain customers;

●	the potentially negative impact of our strategic plans and initiatives on our financial results;

●	unauthorized disclosure of sensitive or confidential customer, vendor, or our information;

●	the inability to attract, train, engage, and retain key personnel;

●	the loss of one or more of our key executives;

●	the effect of design and manufacturing defects on our products and services;

●	the adverse effects from accidents, safety incidents, or workforce disruptions;

●	the inability to sustain pricing levels for our products and services;

●	the risk of warranty claims and product returns;

●	changes in marketing of our products and services which could affect our marketing expenses and subscription levels;

●	the need for additional capital to support business growth and objectives;

●	payment processing risk;

●	foreign currency exchange rate fluctuations;

●	our dependence on suppliers and manufactures to provide us with sufficient quantities of quality products in a timely fashion;

●	our limited control over our suppliers, manufacturers, and logistics partners;

●	the costs and risks associated with our complex regulatory, compliance, and legal environment;

●	our inability or failure to protect our intellectual property rights;

●	changes in tax laws and regulations;

●	failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”);

●	our status as a “foreign private issuer” under U.S. securities laws and the disclosure obligations which are applicable to us on the Nasdaq Capital Market;

●	our use of home country corporate governance practices instead of otherwise applicable Nasdaq corporate governance requirements;

●	the accuracy of or market growth forecasts;

●	our management team’s limited experience managing a public company;

●	the risk of earthquakes, fire, power outages, floods, public health crises, including the current COVID-19 pandemic, and other catastrophic events, and to interruption by man-made problems such as terrorism;

●	our status as an “emerging growth company” and our election to comply with the reduced disclosure requirements as a public company that may make our Ordinary Shares less attractive to investors;

●	the risk that Ms. Jieting Zhao may have different interests than that of other shareholders;

●	our intention to not pay dividends for the foreseeable future;

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” and elsewhere in our 2023 Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations.

Results of Operations

Comparison of the Six-Month Periods Ended December 31, 2023 and 2022

The following table summarizes the results of our operations during the six-month periods ended December 31, 2023 and 2022, and provides information regarding the dollar and percentage increase (or decrease) during such periods.

	For the Six Months Periods Ended December 31,
	2023		2022		Variance
	US$	% of revenue	US$	% of revenue	US$	%
REVENUE	2,123,119	100.0%	3,054,152	100.0%	(931,033)	-30.5%
COST OF GOODS SOLD	1,275,967	60.1%	1,461,445	47.9%	(185,478)	-12.7%
GROSS PROFIT	847,152	39.9%	1,592,707	52.1%	(745,555)	-46.8%

OPERATING EXPENSES
Personnel expenses	421,364	19.8%	448,402	14.7%	(27,038)	-6.0%
Consulting fees	1,272,468	59.9%	-	N/A	1,272,468	N/A
General and administrative expenses	1,268,545	59.7%	169,445	5.5%	1,099,100	648.6%
Sales and marketing expenses	175,705	8.3%	227,355	7.4%	(51,650)	-22.7%
Amortization of operating right of use asset	132,867	6.3%	98,661	3.2%	34,206	34.7%
Depreciation expenses	4,469	0.2%	6,135	0.2%	(1,666)	-27.2%
Total operating expenses	3,275,418	154.3%	949,998	31.1%	2,325,420	244.8%

INCOME (LOSS) FROM OPERATION	(2,428,266)	-114.4%	642,709	21.0%	(3,070,975)	-477.8%

OTHER INCOME (EXPENSE)
IPO related-expenses	(50,286)	-2.4%	(281,686)	-9.2%	231,400	-82.1%
Unrealized gain (loss) from marketable securities	(312,831)	-14.7%	(193,015)	-6.3%	(119,816)	62.1%
Other income (expense)	115,190	5.4%	9,806	0.3%	105,384	1074.7%
Interest income	764	0.0%	831	0.0%	(67)	-8.1%
Interest expense	(66,844)	-3.1%	(43,738)	-1.4%	(23,106)	52.8%
Total other income (expenses)	(314,007)	-14.8%	(507,802)	-16.6%	193,795	-38.2%

INCOME (LOSS) BEFORE TAX	(2,742,273)	-129.2%	134,907	4.4%	(2,877,180)	-2132.7%

INCOME TAX EXPENSE (CREDIT)	(80,566)	-3.8%	194,232	6.4%	(274,798)	-141.5%

NET LOSS	(2,661,707)	125.4%	(59,325)	-1.9%	(2,602,382)	4386.7%

Revenues

Revenues were $2,123,119 for the six-month period ended December 31, 2023, and $3,054,152 for the six-month period ended December 31, 2022, representing a decrease of $931,033, or 30.5%. Revenues consist primarily of (i) merchandise revenues of $2,007,562 for the six-month period ended December 31, 2023, and $2,151,872 for the six-month period ended December 31, 2022; (ii) no sale of consumable products for the six-month period ended December 31, 2023, and $605,415 in sale of consumable products for the six-month period ended December 31, 2022; and (iii) licensing income of $115,557 for the six-month period ended December 31, 2023 and $296,865 for the six-month period ended December 31, 2022.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	For the Six-Month Periods Ended December 31,
	2023		2022		Change	Change
	US$	%	US$	%	US$	%

Merchandise revenue	2,007,562	94.6%	2,151,872	70.5%	(144,310)	-6.7%
Sales of consumable products	0	0.0%	605,415	19.8%	(605,415)	-100.0%
Licensing income	115,557	5.4%	296,865	9.7%	(181,308)	-61.1%
Total Revenue	2,123,119	100.0%	3,054,152	100.0%	(931,033)	-30.5%

Merchandise revenue

Merchandise revenue represents the sales of our various gym and fitness equipment and products. Merchandise revenue decreased by 6.7% or $144,310 to $2,007,562 in the six-month period ended December 31, 2023 from $$2,151,872 in the six-month period ended December 31, 2022. The decrease in merchandise revenue was primarily attributable to the net effects of: (i) a 34.3% increase in sales orders from 7,716 in the six-month period ended December 31, 2022, to 10,364 in the six-month period ended December 31, 2023 due to our management team’s increased efforts on our promotional campaign and exploring new channels to solicit new customers; offset by (ii) a drop in the average revenue per order from $278.88 in the six-month period ended December 31, 2022 to $193.71, or a drop of 30.5%, in the six-month period ended December 31, 2023. The drop in average revenue per order is mainly due to the decrease in spending from consumers in response to recent economic conditions in Australia. In the calendar year 2023, the inflation rate in Australia was 4.1% and the Reserve Bank of Australia has also increased the cash rate by 4.25% on an annualized basis. We believe the increased costs of living for Australian consumers had a negative impact on their disposable income to be spent on gym and fitness equipment.

Management expects that the inflation and the interest rate hikes will continue to affect the market and consumer sentiment in the short term. However, management believes that the market will gradually recover, and the long-term prospect for the fitness and wellness industry in Australia is still promising.

	For the Three Months Periods Ended December 31,
	2023		2022		Change	Change
	US$	%	US$	%	US$	%

Merchandise revenue	1,057,688	49.8%	953,839	31.2%	103,849	10.9%

In the three-month period ended December 31, 2023, our merchandise revenue has increased $103,849 or 10.9% as compare to the corresponding period in 2022. Management believes this increase is a sign that the Australian economy and our sales are recovering.

Sales of consumable products

Sales of consumable products represents the revenue generated by selling various lifestyle products. These consumable products include, but are not limited to, coffee and nutritional supplement products. There was no sales of consumable products in the six-month period ended December 31, 2023, but there was $605,415 in sales of consumable products in the six-month period ended December 31, 2022. Management plans to develop this business segment again whenever the business opportunity arises.

Licensing income

Licensing income refers to the services provided to gym studios in overseas markets. These services include, but are not limited to, providing the brand name and offering initial design services to gym studios. We have generated $115,557 and $296,865 in licensing income in the six-month periods ended December 31, 2023, and 2022, respectively. The decrease was due to management temporarily suspending overseas expansions recently because market sentiments are negatively affected by inflation and the rise in interest rates in the global market. Nevertheless, we will expand these services again, especially to the Asia market, when the time is right.

Cost of goods sold

Cost of goods sold were $1,275,967 for the six-month period ended December 31, 2023, and $1,461,445 for the six-month period ended December 31, 2022, representing a decrease of $185,478, or 12.7%. Cost of goods sold consist primarily of merchandise costs, freight costs, and other related purchase costs such as custom duties. The decrease was in line with the decrease in merchandise revenues. Our cost of goods sold accounted for 60.1% and 47.9% of our total revenue for the six-month period ended December 31, 2023, and six-month period ended December 31, 2022, respectively. This variance is further discussed in the Gross Profit section below.

Gross Profit

	For the Six-Month Periods Ended December 31,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Gross Profit	847,152	1,592,707	(745,555)	-46.8%
Gross Profit Margin	39.9%	52.1%		-12.2%

Gross profit was $847,152 for the six-month period ended December 31, 2023, and $1,592,707 for the six-month period ended December 31, 2022, representing a decrease of $745,555, or 46.8%. The decrease was due to the drop in merchandise revenue, sales of consumable products, and licensing income. Gross profit margin dropped from 52.1% for the six-month period ended December 31, 2022, to 39.9% for the six months period ended December 31, 2023. The decrease is mainly due to the decrease in revenues attributed to the sales of consumable products and licensing income, which has relatively higher gross profit margins. Meanwhile, merchandise’s gross profit margin increased from 32.1% for the six months ended December 31, 2022 to 42.2% for the six months ended December 31, 2023, or an increase of 10.1%. The increase is due to the Company’s relatively greater number of promotional campaigns and providing more discounts to our customers in the six months ended December 31, 2022, which made the gross profit margin in that period relatively lower. The gross profit margin in six months ended December 31, 2023 has returned to the long-term average.

Personnel Expenses

	For the Six-Month Periods Ended December 31,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Personnel expenses	421,364	448,402	(27,038)	-6.0%
as percentage of revenue	19.8%	14.7%		5.2%

Personnel expenses were $421,364 for the six-month period ended December 31, 2023, and $448,402 for the six-month period ended December 31, 2022, representing a slight decrease of $27,038, or 6.0%. Personnel expenses consist primarily of employee salaries, superannuation, external consulting expenses and other employment expenses. Personnel expenses and headcount were relatively stable in the six-month periods ended December 31, 2023 and 2022. Management targets to hire the right persons for each different task in order to maintain an effective and efficient operational team of the right size.

Consulting fees

	For the Six-Month Periods Ended December 31,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
General and administrative expenses	1,272,468	-	1,272,468	N/A
as percentage of revenue	59.9%	0.0%		59.9%

Consulting fees were $1,272,468 for the six-month period ended December 31, 2023, and nil for the six-month period ended December 31, 2022, representing an increase of $1,272,468, or 100.0%. Since the successful listing of the Company’s securities on Nasdaq, management has proactively engagement various consulting firms to assist us in setting long-term business development plans and to identify new business growth opportunities.

General and Administrative Expenses

	For the Six-Month Periods Ended December 31,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
General and administrative expenses	1,268,545	169,445	1,099,100	648.6%
as percentage of revenue	59.7%	5.5%		54.2%

General and administrative expenses were $1,268,545 for the six-month period ended December 31, 2023, and $169,445 for the six-month period ended December 31, 2022, representing an increase of $1,099,110, or 648.6%. General and administrative expenses consist primarily of merchant fees, insurance, warehouse costs and other corporate expenses. The increase was mainly due to (i) a research and development expense on mobile app of $798,684; (ii) an increase of insurance expense of $99,801, which is due to the D&O insurance coverage after the Company’s securities were successfully listed on Nasdaq ; and (iii) the increase of audit fees of $71,945 due to the listing status of the Company.

Sales and Marketing Expenses

	For the Six-Month Periods Ended December 31,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Sales and marketing expenses	175,705	227,355	(51,650)	-22.7%
as percentage of revenue	8.3%	7.4%		0.8%

Sales and marketing expenses were $175,705 for the six-month period ended December 31, 2023, and $227,355 for the six-month period ended December 31, 2022, representing a decrease of $51,650, or 22.7%. However, as a percentage of revenue, sales and marketing expenses have actually increased slightly from 7.4% for the six-month period ended December 31, 2022 to 8.3% for the six-month period ended December 31, 2023. Sales and marketing expenses consist primarily of advertising and marketing expenses on various online platforms. The decrease in the absolute amount of these expenses is mainly due to management’s decision to strategically reduce spendings in this area amid recent economic conditions. However, management still intends to maintain certain levels of advertisement via search engine optimization. Therefore, sales and marketing expenses as a percentage of revenue increased by 0.8%.

Amortization of operating right of use asset

Amortization of operating right of use asset refers to our office premises and warehouse, which was $132,867 for the six-month period ended December 31, 2023, and $98,661 for the six-month period ended December 31, 2022, representing an increase of $34,206, or 34.7%. The increase was mainly due to the renewal of the office lease and the rental costs have increased since then.

Income from Operations

The Company had a loss from operations of $2,428,266 for the six-month period ended December 31, 2023, and an income from operations of $642,709 for the six-month period ended December 31, 2022, representing a decrease of $3,070,975, or 477.8%. The decrease was mainly a result of the drop in total revenues, plus the increase in consulting fees and general and administrative expenses.

IPO-related expenses

	For the Six-Month Periods Ended December 31,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
IPO-related expenses	(50,286)	(281,686)	231,400	-82.1%
as percentage of revenue	-2.4%	-9.2%		6.9%

IPO-related expenses include the accounting fee, auditing fee, legal fee, and consulting fee, which were incurred due to the initial public offering process and is not related to the daily operations of the Company. IPO-related expenses decreased from $281,686 for the six-month period ended December 31, 2022, to $50,286 for the six-month period ended December 31, 2023. The decrease was mainly due to the completion of the Company’s successfully listing on Nasdaq in August 2023. Therefore, the Company has incurred relatively less IPO-related expenses as compare to the corresponding period in 2022.

Unrealized gain (loss) from marketable securities

	For the Six-Month Periods Ended December 31,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Unrealized gain (loss) from marketable securities	(312,831)	(193,015)	(119,816)	62.1%
as percentage of revenue	-14.7%	-6.3%		-8.4%

The Company had purchased certain equity securities on the Stock Exchange of Hong Kong for investment purposes in 2021. It has recorded an unrealized loss of $193,015 for the six-month period ended December 31, 2022, and an unrealized loss of $312,831 for the six-month period ended December 31, 2023, due to the fluctuation of the share prices of such equity securities.

Other Income (expenses)

Other income was $115,190 for the six-month period ended December 31, 2023, and other expenses were $9,806 for the six-month period ended December 31, 2022, representing an increase of $105,384, or 1,074.7%. The increase was a result of (i) a gain on disposal generated during the disposal of the existing office and warehouse lease of $76,869 in the six-month period ended December 31, 2023; and (ii) a foreign exchange gain of $38,321 in the six-month period ended December 31, 2023.

Interest Income

Interest income was $764 for the six-month period ended December 31, 2023, and $831 for the six-month period ended December 31, 2022, representing a decrease of 67, or 8.1%. The slight decrease in interest income is due to the Company’s increased funds in the current account in the six-months period ended December 31, 2023, as compared to the corresponding period in 2022.

Interest Expense

Interest expense was $66,844 for the six-month period ended December 31, 2023, and $43,738 for the six-month period ended December 31, 2022, representing an increase of $23,106, or 52.8%. The increase was a result of the increase in tax payable to the Australian Taxation Office.

Income Tax Expense

	For the Six-Month Periods Ended December 31,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Income tax expense	(80,566)	194,232	(274,798)	-141.5%
effective tax rate	2.9%	144.0%		-141.0%

Income tax credit was $80,566 for the six-month period ended December 31, 2023, and income tax expense was $194,232 for the six-month period ended December 31, 2022, representing a decrease of $274,798, or 141.5%. The decrease was in line with the decrease in income before tax from $134,907 for the six-month period ended December 31, 2022 to a loss before tax of $2,742,273 for the six-month period ended December 31, 2023. The effective tax rate decreased from 144.0% for the six-month period ended December 31, 2022 to 2.9% for the six-month period ended December 31, 2023, due to that several expense items in the six-month period ended December 31, 2023, are not tax deductible.

Net Income and Comprehensive Income

Net loss was $2,661,707 for the six-month period ended December 31, 2023, and net income was $59,325 for the six-month period ended December 31, 2022, a decrease of $2,602,382, or 4,386.7%.

Comprehensive loss was $2,749,711 for the six-month period ended December 31, 2023, and comprehensive income was $95,563 for the six-month period ended December 31, 2022, an increase of $2,654,148 or 27.8 times.

The net loss and comprehensive loss were mainly due to the aforesaid decrease in total revenues and the increase in consulting fees, plus the increase in general and administrative expenses.

Current Liquidity and Capital Resources for the Six-Month Period Ended December 31, 2023 compared to the Six-Month Period Ended December 31, 2022

	2023	2022
Summary of Cash Flows:
Net cash used in operating activities	$(7,108,927)	$(227,469)
Net cash used in investing activities	(2,500,000)	-
Net cash provided by (used in) financing activities	13,623,327	(50,513)
Foreign currency translation	(88,004)	(28,245)
Net increase in cash and cash equivalents	3,926,396	(306,227)
Beginning cash and cash equivalents	236,821	716,052
Ending cash and cash equivalents	$4,163,217	$409,825

Operating Activities

Cash used by operations of $7,108,927 during the six-month period ended December 31, 2023 was primarily a result of our $2,661,707 net loss reconciled with our non-cash net loss from investments of $328,139, and changes in operating assets and liabilities, which include primarily (i) an increase in prepaid offering costs of $2,549,524 due to the increase in prepayment for our potential new offerings subsequent to our IPO (ii) an increase of inventory of $1,577,049 due to business expansion plans and introduction of more new products; (iii) an increase of deposits and prepaids of $210,250 mainly due to stock procurement prepayment of approximately $200,000; (iv) a decrease of accounts payable and accrued expenses of $97,345 which was mainly due to reduction in tax payable caused by tax payment; (v) the increase in deferred tax assets of $82,309 which was mainly due to accumulated tax loss has increased; and (vi) the increase in other non-current assets of $81,092 due to increase in rental deposits after the renewal of office and warehouse lease.

Cash used by operations of $227,469 during the six-month period ended December 31, 2022 was primarily a result of our $59,325 net loss reconciled with our stock based compensation of $2,240,000, and our non-cash net loss from investments of $193,015, and changes in operating assets and liabilities, which include primarily (i) an increase in prepaid offering costs of $2,549,524 due to the increase in prepayment for our IPO (ii) an increase of accounts receivable of $696,922 due to the sales of other consumable products and some special order gym equipment which was ordered prior to December 31, 2022; (iii) a decrease of deferred revenue of $316,645 due to the drop of merchandise revenue;; partially offset by (iv) a decrease of $245,673 in inventory due to improvements in procurement and inventory management; (v) an increase of $121,736 in tax payable due to the additional profit generated in the six-month period ended December 31, 2022.; and (vi) an increase of $118,376 in accounts payable and accrued expenses due to business expansion.

Investing Activities

There was net cash of $2,500,000 being used in investing activities for the six-month period ended December 31, 2023, which was attributed to the note receivables lent out to an independent third party.

There was no net cash used or received in investing activities for the six-month period ended December 31, 2022.

Financing Activities

Net cash provided by financial activities was $13,623,327 which was mainly due to the proceeds raised from the IPO of the Company in August 2023.

Net cash used in financing activities was $50,513 for the six-month period ended December 31, 2022, versus net cash from financing activities of $6,803 for the six-month period ended December 31, 2021. The change represents repayment of a loan to a related party.

Future Capital Requirements

Our capital requirements for 2024 and future years will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures, acquisitions, and/or partnerships), we expect to incur substantial expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

Inflation

The amounts presented in our consolidated financial statements do not provide for the effect of inflation on our operations or financial position. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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